CHINA LIBERAL EDUCATION HOLDINGS LIMITED
ZHONGGUANGCUN MOOC TIMES BLDG, ROOM 1618
18 ZHONGGUANGCUN ST., HAIDIAN DISTRICT
BEIJING, PRC 100190
CHINA

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on 10/17/2021. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on 10/17/2021. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR the following:

1. To re-elect Directors of the Company to hold office until the next Annual General Meeting;

Nominees

	For	Against	Abstain
1a. Ngai Ngai Lam	☐	☐	☐
1b. Nan Hu	☐	☐	☐
1c. Alison Tsang	☐	☐	☐
1d. Wandong Chen	☐	☐	☐
1e. Xinyu Deng	☐	☐	☐

The Board of Directors recommends you vote FOR proposals 2 through 5.

	For	Against	Abstain
2. To approve, ratify and confirm the appointment of Friedman LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2021, and the authorization by the audit committee of the Board of Directors to the Board of Directors of the Company to fix its remuneration;	☐	☐	☐
3. To adopt the Company's annual accounts;	☐	☐	☐
4. To allocate the Company's net income for the fiscal year ended December 31, 2020 to general corporate purposes; and	☐	☐	☐
5. To adopt the 2021 Share Incentive Plan of the Company.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

0000520868_1 R1.0.0.177

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement and Form 10-K are available at www.proxyvote.com

CHINA LIBERAL EDUCATION HOLDINGS LIMITED
Annual General Meeting of Shareholders
October 18, 2021 9:30 a.m., Beijing Time
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Ngai Ngai Lam and Linda Ding, or either of them, as proxies, each with the power to appoint her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of CHINA LIBERAL EDUCATION HOLDINGS LIMITED that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 9:30 a.m., Beijing Time on October 18, 2021, at Room 1618, Zhongguangcun MOOC Times Building, 18 Zhongguangcun Street, Haidian District, Beijing, People's Republic of China 100190, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

0000520868_2 R1.0.0.177